UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number: 001-16245

W.P. STEWART & CO., LTD.

(Translation of Registrant’s Name Into English)

Trinity Hall

43 Cedar Avenue

P.O. Box HM 2905

Hamilton, HM LX

Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

W.P. STEWART & CO., LTD.

Form 6-K:	Table of Contents
1.	Exhibit – Press release dated February 27, 2008

EXHIBITS

See press release attached hereto dated February 27, 2008 announcing the Company’s review of strategic alternatives and postponement of earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W.P. STEWART & CO., LTD.

Date: February 28, 2008	By:	/s/ Rocco Macri
Name:	Rocco Macri
Title:	Managing Director -
Chief Operating Officer